   As Filed with the Securities and Exchange Commission on September 30, 1996
                                                              File No.
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            CROWN LABORATORIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                  Delaware                                  75-2300995
       (State or Other Jurisdiction                        (IRS Employer
    of Incorporation or Organization)                        ID No.)


                              6780 Caballo Street
                            Las Vegas, Nevada 89119
                                 (702) 696-9300
              (Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Principal Executive Offices)

                     CRAIG E. NASH, CHIEF EXECUTIVE OFFICER
                            CROWN LABORATORIES, INC.
                              6780 Caballo Street
                            Las Vegas, Nevada 89119
                                 (702) 696-9300
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                          Copies of Communications to:

                              JAMES SCHROPP, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                      1001 Pennsylvania Avenue, Suite 800
                           Washington, DC 20004-2505
                                 (202) 639-7110
                              Fax:  (202) 639-7003

Approximate date of commencement of proposed sale to the public: As soon as possible after the Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
           Title of Securities              Amount to be        Proposed Maximum      Proposed Maximum          Amount of
             to be Registered                Registered             Offering          Aggregate Offering       Registration
                                                               Price Per Share               Price                  Fee
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.001 par value            3,453,748 Shs.         $1.25 (1)               $4,317,185           $1,308.24


=============================================================================================================================



(1)     Calculated pursuant to Rule 457(c).

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PRELIMINARY
P R O S P E C T U S                                        September 30, 1996
SUBJECT TO COMPLETION


                            CROWN LABORATORIES, INC.

                                  COMMON STOCK
                               ($0.001 PAR VALUE)


          This Prospectus relates to 3,453,748 shares of the Common Stock of CROWN LABORATORIES, INC. (the "Company"). Of these shares, 1,822,499 are held by certain Selling Stockholders named herein ( the "Selling Stockholders;" such shares, the "Selling Stockholder Shares"). Selling Stockholder Shares may be offered and sold from time to time by the Selling Stockholders. The remaining 1,631,249 shares are reserved for issuance upon the exercise of certain warrants and options granted by the Company (the "Warrants" and "Options," respectively; such shares, the "Warrant Shares" and "Option Shares" respectively). The Warrant Shares and Option Shares will be offered and sold by the Company to the Holders of such Warrants and Options upon exercise by the holders. The Company will not receive any proceeds from the sale of the Selling Stockholder Shares offered hereby but will receive certain proceeds upon exercise of the Warrants and Options, which proceeds will be used for working capital. The Company will not receive proceeds from the sale of the Warrant Shares and the Option Shares. The Company estimates that the expenses of this offering will be approximately $12,500, all of which, other than commissions or discounts paid to brokers and dealers, will be paid by the Company.

          The Company has been advised by the Selling Stockholders that they may sell all or a portion of the Selling Stockholder Shares offered hereby from time to time on the American Stock Exchange Emerging Company Marketplace (the "Amex-ECM") in privately negotiated transactions, or otherwise, including sales through or directly to brokers or dealers. Sales will be at prices and terms then prevailing or at prices related to the then current market prices or at negotiated prices. In connection with any sales, the Selling Stockholders and any broker or dealer participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933. The Company will issue shares of Common Stock upon exercise of Warrants and Options, as set forth in the agreements providing for the grant of these Warrants and Options. The Company has been further advised by the holders of Warrants and Options that they may sell all or a portion of the Warrant Shares and Option Shares from time to time on the Amex-ECM in privately negotiated transactions, or otherwise, including sales through or directly to brokers or dealers. There can be no assurances that the Selling Stockholders will sell any of the shares offered hereby, or that any of the Warrants or Options will be exercised. There can be no assurances that the Selling Stockholders will sell any of the shares offered hereby, or that any of the Warrants or Options will be exercised, or that any of the Warrant Shares or Option Shares will be sold. See "Plan of Distribution."

                                    Price to             Underwriting     Proceeds to the       Proceeds to the
                                   the Public              Discount          Company         Selling Stockholders
-----------------------------------------------------------------------------------------------------------------
Per Selling Stockholder Share        $1.25                   -0-               -0-                    $1.25
-----------------------------------------------------------------------------------------------------------------
Total Selling Stockholder Shares   $2,278,124                -0-               -0-                $2,278,124
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Per Warrant Share                    $1.575(1)               -0-              $1.575                   -0-
-----------------------------------------------------------------------------------------------------------------
Total Warrant Shares               $2,489,998                -0-            $2,489,998                 -0-
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Per Option Share                    $1.4375(2)               -0-             $1.4375                   -0-
-----------------------------------------------------------------------------------------------------------------
Total Option Shares                 $71,785                  -0-             $71,875                   -0-
-----------------------------------------------------------------------------------------------------------------
Total Warrant Shares               $4,839,997                -0-            $2,561,873            $2,278,124
-----------------------------------------------------------------------------------------------------------------


----------------
(1) Represents weighted average exercise price of all Warrants. If Warrant Shares are subsequently resold, proceeds to holders of such Shares are at a price per share to the public.

(2) Represents weighted average exercise price of all Options. If Option Shares are subsequently resold, proceeds to holders of such Shares are at a price per share to the public.

          The Common Stock of Crown Laboratories, Inc. is traded on the AMEX-ECM (AMEX-ECM symbol: CLL.ec). On September 30, 1996, the last sale price of the Company's Common Stock, as reported by the AMEX-ECM, was $1.25.

                          -----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------

              THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE
                   OF RISK. SEE "RISK FACTORS" ON PAGES 6-9.
           SEE ALSO "RECENT SIGNIFICANT DEVELOPMENTS" ON PAGES 10-13.

                   OF RISK. SEE "RISK FACTORS" ON PAGES 6-9.
          SEE ALSO "RECENT SIGNIFICANT DEVELOPMENTS" ON PAGES 10-13.

                                       1.

                               TABLE OF CONTENTS


                                                                                                                    Page
                                                                                                                    ----
Incorporation of Certain Documents by Reference........................................................          3
Available Information..................................................................................          3
Prospectus Summary.....................................................................................          4
Risk Factors...........................................................................................          5
Use of Proceeds........................................................................................          9
Recent Significant Developments........................................................................          9
Selling Stockholders...................................................................................         12
Plan of Distribution...................................................................................         14
Legal Opinion..........................................................................................         15
Experts................................................................................................         15





                                       2.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: the Company's Annual Report on Form 10-KSB, Form 10-KSB/A1 and Form 10-KSB/A2 for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-QSB and Form 10-QSB/A1 for the fiscal quarters ended March 31, 1996 and June 30, 1996, and the Company's Registration Statement on Form 8-A.

          All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities under this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents, except as to any portion of any future Annual or Quarterly Report to Stockholders which is not deemed to be filed under said provisions or any portion of a Proxy Statement not deemed incorporated herein by reference. Any statement made in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is replaced or modified by a statement contained in a subsequently dated document incorporated by reference or contained in this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Larry Rosenthal, Director of Investor Relations, or Craig Nash, Chief Executive Officer, 6780 Caballo Street, Las Vegas, Nevada 89119 (Telephone: (702) 696-9300).

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: The Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661-2511 and the New York Regional Office, 7 World Trade Center, 12th Floor, New York, New York 10048. Such reports, proxy statements and other information filed by the Company can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006. Copies of such materials can also be obtained by mail at prescribed rates upon written request addressed to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

          The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the Common Stock offered hereby (the "Registration Statement").
This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and financial statements and schedules, if any, filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, each statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of any and all parts thereof may be obtained from such office after payment of the fees prescribed by the Commission.





                                       3.

                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in or incorporated by reference into this Prospectus.

                                  THE COMPANY

          Crown Laboratories, Inc. (the "Company") is engaged in the development of, and intends to manufacture and market, a proprietary line of pharmaceutically-balanced nutritional and medical application products designed for the special needs of residents in nursing homes and patients in hospitals. Generally, these individuals are over age 70, and prefer foods that are easy to ingest, and are flavorful, easily digestible, and nutritionally complete. The Company's liquid products will be provided in aseptically sealed, flexible packages. Formulations are designed to provide a maximum of nutrient and caloric support in easily consumable forms. The Company currently intends to offer three liquid products, two medical solutions, and 26 dry-mixed products for use by individuals with dietary restrictions including low sodium diets and diabetic diets. Additionally, caloric enhancement and nutritional supplement products will be available.

          The Company's product lines will consist of standard products for nursing homes and specialized products such as those for kidney dysfunction and tube feeding. Currently the Company is in the final stages of completing the liquid manufacturing line on which it will produce primary products for sale. The Company will have limited sales until such line is complete and operational.

          The commissioning process regarding the Company's proprietary line of aseptic liquid products was completed on June 25, 1996. The Company was not permitted to begin manufacturing its liquid products until this process was completed.

          The Company was incorporated in Delaware on February 23, 1989. The Company's address and telephone number are 6780 Caballo Street, Las Vegas, Nevada 89119; (702) 696-9300.

                                  THE OFFERING


 Securities Offered(1) . . . . . . . . . . . . . . . . . .     This Prospectus covers the offer and sale from
                                                               time to time of 3,453,748 shares of Common
                                                               Stock, including the offer and sale of
                                                               1,822,499 shares (the "Selling Stockholder
                                                               Shares") held by certain Selling Stockholders;
                                                               and the offer and sale of the Company of
                                                               1,631,249 shares reserved for issuance upon
                                                               the exercise of certain options and warrants
                                                               (the "Options" and "Warrants," respectively;
                                                               such shares, the "Option Shares" and "Warrant
                                                               Shares," respectively,) and the offer and sale of
                                                               the Option Shares and Warrant Shares by the
                                                               holders thereof.

 Use of Proceeds . . . . . . . . . . . . . . . . . . . . .     The proceeds to be received by the Company
                                                               upon exercise of the Options and Warrants,
                                                               which will total $ 2,561,873 if all such
                                                               Options and Warrants are exercised, will be
                                                               used for working capital.
 Number of Shares of Common Stock
 Outstanding on June 30, 1996(1) . . . . . . . . . . . . .     16,644,981 shares.

 Risk Factors  . . . . . . . . . . . . . . . . . . . . . .     An investment in the Common Stock involves
                                                               a high degree of risk.  Prospective
                                                               investors should review carefully and
                                                               consider the factors described in "Risk
                                                               Factors."


(1) Unless otherwise indicated, all references in the Prospectus to per share data and number of shares exclude 6,926,651 shares of Common Stock issuable upon exercise of outstanding warrants and options, including options which have been granted under the 1992 Stock Option Plan. A total of 1,631,249 shares underlying 1,631,249 Warrants and Options are included in the shares offered by the Selling Stockholders, but are not included in outstanding shares. Such references to per share data and number of shares also do not include an undetermined number of shares of Common Stock underlying 100 shares of Series E Preferred Stock.





                                       4.

                         SUMMARY FINANCIAL INFORMATION

          The following tables set forth for the periods indicated selected financial information for Crown Laboratories, Inc.


STATEMENT OF OPERATIONS DATA:

                                              Year Ended                                 Six Months Ended
                                              ----------                                 ----------------

                           Dec. 31, 1995     Dec. 31, 1994     Dec. 31, 1993     June 30, 1996       June 30, 1995
                           -------------     -------------     -------------     -------------       -------------
 Sales(1)  . . . . .         $ 80,100            $ -0-             $-0-              $ -0-               $ -0-
 Net loss  . . . . .        (3,839,092)       (1,569,979)        (660,964)        (1,941,870)         (1,425,557)
 Net loss per share            (.30)             (.15)             (.09)             (.14)               (.12)


 BALANCE SHEET DATA:

                           Dec. 31, 1995     Dec. 31, 1994                        June 30, 1996
                           -------------     -------------                       --------------
 Working capital . .        $ (828,291)       $1,354,684                         $ (1,232,541)
 Total assets  . . .         9,986,302         6,065,044                           10,047,728
 Total liabilities .         3,515,382         1,355,581                            3,458,078
 Stockholders' equity        6,470,921         4,709,463                            6,589,650



(1) In the fourth quarter of 1995, the Company sold approximately $80,000 of dry mix products in one European country through an affiliate and has collected a substantial portion of the resulting receivables. See "Recent Significant Developments".


RISK FACTORS

         INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES CERTAIN SUBSTANTIAL RISKS AND PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS:

LIMITED OPERATING HISTORY; OPERATING LOSS

         Since inception, the Company has been in the pre-marketing phase of operation. It had no sales for the years ended December 31, 1995, and 1994 except for approximately $80,000 of dry-mix products sold in the fourth quarter of 1995. For the six months ended June 30, 1996, and 1995, the Company incurred losses of ($1,941,870) and ($1,425,557), respectively. 1996's higher losses are attributable to increased salaries associated with additional employees and higher operating and start-up expenses as the Company nears production and sale of its liquid nutritional products. The accumulated consolidated deficit at June 30, 1996, was ($9,736,840). Losses





                                       5.

have continued since such date due primarily to expenditures for salaries, plant start-up and other operating expenses. Lack of funds and difficulties associated with the start up of the Company's liquid products manufacturing facility have restricted the Company's marketing and sales efforts. The Company and its operations are subject to the various risks inherent in the start-up and development of a new business enterprise. Because the operating history of the Company is limited, there can be no assurance that the Company will operate profitably.

NO DIVIDENDS LIKELY

         Since inception, the Company has had no earnings and has not paid any dividends on its Common Stock. Payment of future dividends, if any, will be determined by the Company's Board of Directors. The Company intends for the foreseeable future to follow a policy of retaining all or substantially all of its earnings, if any, to finance the development and expansion of its business.

NEED FOR MANUFACTURING FACILITY

         The Company has previously produced its dry-mix and liquid dietary products through contract manufacturers. However, these arrangements have been unsatisfactory in respect of timely manufacture and delivery and impact on costs, particularly for liquid products. In order to assure a supply of its liquid and dry-mix products at a competitive price, management has determined that the Company must operate its own manufacturing facility. The Company is leasing a building and has constructed a manufacturing facility in Las Vegas, Nevada. The Company now faces the risk of start-up manufacturing on a full time basis.

NEED FOR ADDITIONAL FINANCING

         The Company has spent, and will continue to spend, substantial amounts of money to develop and market its products. The Company believes that existing funds, proceeds of a loan recently negotiated, and future revenues from the sale of products, if any, will satisfy the Company's cash requirements into 1997. The Company may seek to raise additional funds and will have to raise such funds if such proposed loan is not funded. However, no assurance can be given as to the amount of future sales, if any, or when additional working capital may be required. There can be no assurance that any financing will be available or available on attractive terms, or that such financing would not result in a substantial dilution of stockholders' interests.

RISK INHERENT IN OPERATIONS

         The Company is subject to all the risks inherent in a small company seeking to develop, market and distribute new products. The potential success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with new product introductions into a competitive environment.

REQUIRED FDA APPROVAL OF ASEPTIC MACHINERY

         The Company's operations are regulated principally by the FDA, although state and local regulations also apply. Failure to comply with regulatory requirements could result in fines and other penalties, including cessation of production. Additionally, there can be no assurance that regulatory requirements will not change or that the Company will be able to comply with changes at an acceptable cost, if they were to occur. On June 25, 1996, the Company received the FDA's certification of its aseptic processing equipment.





                                       6.

COMPETITION

         The market for the Company's nutritional supplement products is extremely competitive and characterized by frequent new product introductions, short product life cycles and changing customer preferences. Many of the Company's existing and potential competitors in the nutritional supplements market possess substantially greater financial, personnel, technological, research and marketing resources than the Company. The Company is not presently, and may not be in the near or foreseeable future, a significant factor in its markets. The Company's competitors have succeeded in establishing a market share for their products. The Company can only expect to achieve significant market share through service and product differentiation, principally its plans to sell product in concentrated four-ounce servings instead of the competition's generally standard eight-ounce packaging, to package its products in ready-to-consume "Peel and DrinkTM" plastic cups which do not need refrigeration, and to sell products which taste better to consumers. There can be no assurance that the Company's approach of targeting products directly to nursing homes will be a viable alternative within he industry or that other competitors will not target their products directly to nursing homes. While the Company believes that it can compete favorably in the market, there can be no assurance that the Company will be able to do so, or that competition will not have a materially adverse effect on the Company's business, financial condition or results of operations.


GOVERNMENT REGULATION

         The manufacturing, processing, formulation, packaging, labeling, storage, promotion, distribution and advertising of the Company's products are subject to extensive regulation by federal agencies, including the FDA and the Department of Agriculture. These activities are also regulated by agencies of the states and localities in which the Company's products will be manufactured or sold. Failure to comply with regulatory requirements could result in fines and other penalties, including cessation of production.

         Historically, the manufacturing and production of nutritional supplements has been subject to less intensive regulation than pharmaceutical products, but government oversight in this area is currently increasing. Under the Dietary Supplement Health & Education Act of 1994, the FDA may exercise increased authority over the labeling and sales of vitamin and mineral supplements. In addition, the United States Postal Service and the FTC regulate advertising claims with respect to the Company's products sold by solicitation through the mail.

         Recent proposed regulations issued by the FDA require the re-labeling of dietary supplements with regard to nutrition labeling, ingredient information and nutrient content claims. The proposed rules are not due to become effective until January 1997 and may be modified prior to final adoption. Although no current regulatory approval is required prior to or after the introduction of a new nutritional supplement, the FDA must be notified regarding the use of new dietary ingredients and future regulation could result in a recall or discontinuance of certain products.

         The Company cannot predict the extent to which it may be affected in the future by legislative and other regulatory developments concerning its products. There can be no assurance that legislative action with respect to health care will not have a material adverse effect on the Company's business, financial condition or results of operations.

PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

         Although the formulation, manufacturing quality control and packaging of the Company's products are regulated by federal and local governments, there can be no assurance that the manufacturing process will not result in a defect or taint that could result in harm to a user. The Company faces an inherent risk of exposure to product liability claims in the event that the use of its product is alleged to have resulted in adverse effects to users. While the Company has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company





                                       7.

presently carries product liability insurance; however, there can be no assurance that any harm to a user of the Company's products will be an insured event or, if it is an insured event, that the Company's insurance will provide sufficient coverage. A claim which is not insured, or for which coverage is not sufficient, could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that adequate insurance coverage will be available in the future on commercially reasonable terms, if at all, or that a product liability claim would not materially adversely affect the Company's business, financial condition and results of operations.

RISK OF PRODUCT RECALL

         Product recalls may be issued at the discretion of the Company, the FDA, or other government agencies having regulatory authority for product sales and may be caused as a result of manufacturing issues, quality defects or other reasons. No assurance can be given that there will be no recalls of the Company's products. Any product recall could materially adversely affect the Company's business, financial condition and results of operations.

PRODUCT PROTECTION

         The Company regards the formulations of its products to be proprietary and has filed for a patent covering the formulation and production process for its primary liquid nutritional product, WINLACTM. There can be no assurances that any patent will be issued. The Company has also trademarked its company name, its liquid nutritional product names as well as "PEEL AND DRINKTM" and "THE NUTRITIONAL DIFFERENCETM". The Company exerts substantial efforts to protect trade secrets and to keep formulas and related process know-how confidential. Currently, the Company requires each of its employees to sign confidentiality agreements as a condition of employment to protect its formulations and production know-how. However, there can be no assurances that the Company will be successful in its efforts to preserve confidentiality.

RELIANCE UPON KEY PERSONNEL

         The Company is largely dependent upon the efforts and abilities of Craig E. Nash, Chairman of the Board of Directors and Chief Executive Officer, as well as those of Scott O. Nash, Vice Chairman of the Board of Directors and President and Scott E. Hilley, Vice President of Finance. Craig E. Nash and Scott O. Nash, who are twin brothers, and Scott E. Hilley devote substantially all of their time to the affairs of the Company. The loss or unavailability of the services of any of the management team may have a materially adverse effect upon the Company. Presently, the Company has accident insurance in the amount of one million dollars for Craig Nash and Scott Nash and for lesser amounts for other key executives. The Company does not have any insurance for non-accidental loss.

DEPENDENCE ON KEY ACCOUNTS

         Due to the size of the major nursing home and hospital chains, and the current consolidation trend in the nursing home market, the Company may find that its sales are initially concentrated in, and therefore dependent on, a few large accounts. The loss of any such account could have a material adverse effect on the Company's business, financial condition or results of operations.

CONTROL BY EXISTING MANAGEMENT

         As of June 10, 1996, officers and directors as a group own 6,552,213 shares of Common Stock, option and warrants exercisable within 60 days of June 10, 1996, of 18,023,661 shares outstanding or 36.4%, including 4,922,281 shares or 28.2% owned by Craig Nash and Scott Nash. Thus, the management of the Company, principally Craig Nash and Scott Nash, is able to continue to control the policies and affairs of the Company.





                                       8.

VOLATILITY OF COMMON STOCK PRICE

         The market price for the stocks of many publicly traded manufacturers and marketers of nutritional supplements, including the Company, is subject to periods of high volatility. A variety of events, both concerning and unrelated to the Company and the markets in which it participates, may have significant negative impact on the market price of the Common Stock, including the performance of other nutritional supplement companies. Both the volume of trading (which has been limited to date) and price of the Common Stock may be sensitive to the number of analysts reporting on the Company and such analysts' comments concerning the Company. The realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on the price of the Company's Common Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION

         Certain provisions of the Company's Certificate of Incorporation (the "Certificate") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt, merger, consolidation or other business combination that a shareholder might consider in its best interest. Such provisions may also affect prevailing market prices for the Common Stock.
These provisions authorize the issuance of 5,000,000 shares of $0.001 par value preferred stock and authorize the Board of Directors of the Company to determine the rights, preferences, privileges and restrictions thereof. Rights could be granted to the holders of preferred stock that could reduce the Company's attractiveness as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of Common Stock. During 1995, the Company issued $3.5 million of Series C Preferred Stock and $500,000 in 1996. As of September 27, 1996, all of the outstanding Series C Preferred Stock had been converted into Common Stock. On July 31, 1996, the Company sold $1 million of Series E Preferred Stock. This amount is presently outstanding as of September 27, 1996.

         The Certificate also contains provisions which require the affirmative vote of the disinterested holders of at least fifty-one percent (51%) of the voting power of all outstanding shares of the Company entitled to vote generally, to approve certain "business combinations" proposed by an individual or entity that (i) is the beneficial owner, directly or indirectly, of more than 25% of the outstanding voting stock of the Company, of any affiliate or associate of any such person, or (ii) has been the beneficial owner, directly or indirectly, of more than 25% of the outstanding voting stock of the Company and is an affiliate of the Company. This voting requirement is not applicable to "business combinations" between the Company and such an entity which meet certain price and procedural conditions. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. The Board of Directors of the Company is currently evaluating the adoption of alternative anti-takeover provisions to the Certificate.

RISK OF OPTIONS AND WARRANTS

         As of September 23, 1996, options or warrants for 5,051,684 shares of Common Stock were outstanding, exercisable at prices between $0.25 and $3.00 per share. In addition, 1,874,967 options have been issued under the 1992 Stock Option Plan exercisable at $1.375 per share. For the term of such options and warrants, the holders thereof will have an opportunity to profit from the rise in the market price of the Company's Common Stock without assuming the risks of ownership. The existence of all of these options and warrants may have an adverse effect on the terms upon which the Company would be able to obtain additional capital. Furthermore, it might be expected that the holders of all of such options and warrants would exercise their options and warrants at a time when the Company could obtain equity capital on terms more favorable for the Company than those provided for by the options and warrants.





                                       9.

                                USE OF PROCEEDS

         The Company will not receive the proceeds of any sale of the Selling Stockholder Shares. The Company will receive the proceeds from the exercise of Warrants and Options; these proceeds which will total $2,561,873 if all Options and Warrants are exercised will be used for working capital.



                        RECENT SIGNIFICANT DEVELOPMENTS

MANUFACTURING PLANT

          The Company received the certification of its aseptic processing and filling equipment from the U.S. Food and Drug Administration, (the "F.D.A.")
on June 25, 1996.  Commissioning of the equipment is required by the F.D.A.
The commissioning process began on April 13, 1995 with the manufacturer (in this case, the Company), working with National Food Laboratories (the "Process Authority"), to review its manufacturing equipment, manufacturing procedures, manuals and monitor the bacteriological kill tests for compliance with the applicable federal regulations. National Food Laboratories is an international food and research and development organization with laboratory facilities in Dublin, California, Washington, D.C. and Seattle, Washington and is a wholly-owned subsidiary of the National Food Processors Association.

          After the samples of inoculated product (the final test required for certification) were prepared, they were incubated for a 21 day period and, when the test results were favorable, the Process Authority summarized and presented
its findings to the F.D.A. on the Company's behalf.   Subsequent to the
Company's filing to the F.D.A., the F.D.A. contacted the Company with questions and requests for clarification regarding its filing. These questions were resolved to the satisfaction of the F.D.A. and, on June 25, 1996, the agency sent the Company a letter authorizing it to commence operation of its aseptic facility.

         Although the equipment manufacturers warranted that the purchased equipment was manufactured to the F.D.A. regulatory specifications for aseptic packaging and processing equipment, the filler was the first of its kind manufactured for a U.S. company requiring F.D.A. aseptic processing approval. The Company's production equipment took more than a year to certify because of problems attributable to the aseptic filling machine. The machine was unable to pass certification testing when it was originally shipped from Germany and received by the Company in February, 1995. Numerous modifications, primarily related to the installation of monitoring devices to seek to meet F.D.A. requirements, were made to the machinery at the request of the Process Authority. The manufacturer of the aseptic filling machine has filed for bankruptcy in the German courts. The Company in June, 1995, filed a claim against the manufacturer of the aseptic filler in the German Bankruptcy Court (bankruptcy of Time Pack, GmbH) for damages caused by the delays in certifying the filler and seeks to have these damages applied against the remaining balance of the $1,730,000 purchase price of the machine; this claim has been submitted to the German Bankruptcy Court for decision. Further, the Company in March, 1995, filed suit in Nevada District Court for the County of Clark, against the manufacturer and its alter egos and subsidiaries alleging fraud, misrepresentation, and alter ego among other allegations. The Company has served the complaints, as amended in September, 1995, on the defendants. To further protect its rights to the machinery and its related technology, the Company has purchased the blueprints and the rights to the aseptic filling machine from the German Bankruptcy Court.

          There can be no assurances that, now that the machinery is certified, as to when the Company will commence initial production of its liquid nutritional products; or that the products will meet with acceptance in the market.





                                      10.

          The Company has spent approximately $8.0 million on equipment acquisition for the manufacturing plant. It has also spent approximately $1.2 million on leasehold improvements for upgrading the production area to meet minimum standards required for manufacturing and for offices, which improvements and upgrading are essentially complete. The Company has also received $3.0 million in financing secured by a first lien against such equipment and leasehold improvements. The equipment purchased and financed included the necessary equipment to manufacture liquid and dry mixed products, including boilers, tanks, mixers, processors, fillers and packaging equipment, as well as all related plumbing and electrical infrastructure.

          The Company in June, 1995 received approval from the State of Nevada Health Department to produce its dry mix product line for adult nutritional and specialty products. In the fourth quarter of 1995, the Company sold approximately $80,000 of dry mixed products in one European country through an affiliate and has collected a portion of the resulting receivables.


FUNDING

          The Company entered into a term loan agreement with FINOVA Capital Corporation which provides for a $3 million, fixed rate, (pegged at a spread of 561 basis points above the 5 year Treasury Note rate at the time of closing), 5 year term loan (interest only for the first six months, amortized over the remaining 54 months) secured by a first lien against the fixed assets and leasehold improvements of the Company. The commitment provides for the advance of an additional $1.5 million upon securing sales contracts totaling $7 million on an annualized basis. The loan agreement requires that the Company adhere to certain covenants. Specifically, it requires that the Company maintain a minimum tangible net worth of $5 million, a senior debt to tangible net worth ratio of 1 to 1 and a cash flow ratio of 2.0 to 1. The first two ratios are effective on the closing date of the loan while the cash flow ratio takes effect on December 31, 1997. Additionally, as part of the terms of the loan agreement, the Company has agreed to issue 300,000, 5 year, warrants to FINOVA to purchase the Company's common stock at the closing market price of the stock on the date prior to closing, or $1.4375 per share. These warrants expire on December 31, 2001. The Company paid a "Finders Fee" for the loan consisting of an $80,000 cash payment, the issuance of 100,000 shares of the Company's Common Stock and the issuance of 50,000 five year options to purchase the Company's Common Stock at the closing market price of the Company's Common Stock on the date of closing the loan ($1 7/16 per share). The options expire on August
15, 2001. A portion of the finder's cash fee and all of the finder's stock and all of the finder's options were issued to the finder's nominee.

           On July 31, 1996, the Company raised $1 million through the sale of its Series E Preferred Stock to a "Regulation S" investor. The Series E Preferred Stock imputes an average effective interest rate of 6% which is payable in shares of the Company's common stock on the "Dividend Dates" (August 1, 1997 and August 1, 1998). The Series E Preferred Stock is convertible into common shares based on discounts to the market price at the time of conversion which range from 15% to 31% depending on the time they are held from the issuance date, (the longer the stock is held, the deeper the discount). A total of 50,000 five year options to purchase the Company's common stock at $2.00 per share were issued to two finders for their role in raising these funds.

           On May 10, 1996, the Company offered a private placement of equity securities with a minimum of $540,000 to a maximum of $2,520,000 (the private placement provides for the over-subscription of the placement up to $3,000,000 at the Company's discretion) in units of $45,000. Each unit consists of 30,000 shares of the Company's common stock and 30,000 warrants to purchase the Company's common stock at a price of $1.60 for a period of six months after the final closing of the placement. These options expire on January 30, 1997. As of June 28, 1996, the Company raised $708,750 through the private placement (fractional units have been sold). The Company extended the private placement's expiration date from June 28, 1996 to July 31, 1996 but has retained the right to terminate the placement at any time before the expiration date. Since June 30, 1996, the Company has raised an additional $1,203,750 in the private placement. The private placement was closed on July 30, 1996.





                                      11.

On September 19, 1996, the Company's Board of Directors approved a re-pricing of the May 10, 1996 Private Placement which had the effect of issuing 36,000 shares of Common Stock per Unit purchased as compared to the 30,000 shares per Unit contained under the original terms of the Private Placement. This resulted in the issuance of an additional 255,000 shares of Common Stock in conjunction with the Private Placement.

           On February 15, 1996, the Company offered the holders of its warrants issued in conjunction with private placements in 1994 and 1995, the opportunity to lower the exercise price of the warrants from $3.00 to $1.375 per share provided that they exercise at least 60% of their holdings. The expiration date of the remaining warrants, if any, would be extended for one year at the original exercise price. This offer was extended on March 12, 1996 until March 28, 1996. A total of 613,688 warrants representing $843,821 were exercised.

           During the quarter ended March 31, 1996, the Company raised an additional $500,000 through a "Reg S" sale of its Series C Preferred Stock, bringing the total of Series C Preferred Stock issued to $4 million. The Series C Preferred Stock pays no dividends, but imputes a 6% effective annual interest rate upon conversion into common stock which will be accounted for over the time during which the preferred stock is outstanding. The conversion rate is determined by the acquisition value of the preferred stock (plus imputed interest referred to above) and an 18% discount to the 5 day average market price of the common shares at the time of exercise. As of July 2, 1996, all of the Series C Preferred Stock issued had been converted into 3,294,735 common shares.

          In 1995, the Company raised approximately $2,400,000 (before offering expenses of $330,000) in equity financing through a private placement of units and this amount is reflected in the Company's financial statements for such period. Each unit was purchased for $50,000. A unit consists of 25,000 shares of Common Stock and warrants to purchase 12,500 shares of Common Stock for $3 per share. The warrants expire two years from the date of issuance. (Fractional units have been sold). In addition, the Company isued to the placement agent and brokers 2,500 options to acquire shares of the Company's Common Stock at a price of $2.40 per share for each unit sold. These options expire five years from the date of issuance. Such private placement was closed as of September 30,1995.

          To the extent that the Company uses equity securities to raise additional funds to satisfy its working capital needs, there will be additional dilution to the Company's existing shareholders.

          None of the above securities were registered under the Securities Act of 1933 and may not be sold in the United States in absence of such registration or an exemption therefrom. The Warrants and Options to which this Prospectus relates include: (a) the 300,000 warrants granted to FINOVA Capital Corporation ("FINOVA") in connection with the FINOVA term loan agreement; (b) the 50,000 options granted to the finder's nominee in connection with the FINOVA term loan; (c) 1,274,999 warrants granted in connection with the private placement that closed on July 30, 1996; and (d) 6,250 warrants granted in connection with private placements that closed in 1994 and 1995.

          The Selling Stockholder Shares to which this Prospectus related include (a) 1,487,490 shares issued in conjunction with the private placement that closed on July 30, 1996; (b) 100,000 shares granted to the finder's nominee issued in conjunction with the FINOVA term loan; and (c) 12,500 shares issued in conjunction with private placements that concluded in 1994 and 1995.

FINANCIAL CONDITION

          Working capital at June 30, 1996 was $ (1,232,541) with $ 0.7 million in accounts payable attributable to capital expenditures and leasehold improvements. Cash and equivalents balances were $459,709 as of June 30, 1996. Since June 30, 1996, the Company has raised an additional $1,000,000 from the sale of Series E Preferred Stock. Additionally, the Company has secured a $4.5 million term loan with $3 million advanced to date. The Company believes that it has adequate funds to support its operations into 1997.





                                      12.

          The Company had forecasted that it would begin manufacturing its line of dry mix nutritional and specialty dietary products in April 1995 and that commissioning of the equipment to manufacture the Company's line of aseptic liquid products would begin by the second quarter of 1995 and be completed within a two month time frame. Due to unforeseen delays in finalizing the installation of all the equipment necessary to manufacture the Company's products, the commissioning process was significantly delayed and sales have yet to commence. Management now expects that significant sales will commence in the fourth quarter of 1996.

          There can be no assurances, if and when the Company will commence initial production of its liquid nutritional products or that the products will meet with acceptance in the market.



                              SELLING STOCKHOLDERS

         The following table shows for each of the Selling Stockholders and Holders of Warrant and Options (i) the number of shares of issued and outstanding Common Stock of the Company beneficially owned by each of them as of August 26, 1996, (ii) the number of shares of Common Stock covered by this Prospectus (including shares of Common Stock underlying options and warrants), and (iii) the percentage of ownership if all shares of Common Stock covered by this Prospectus were sold.

                                                      Number of
                                                      Selling
                                                     Stockholder       Number of Shares
                                    Number of          Shares        Underlying Warrants
                                      Shares           Covered       and Options Covered
                                   Beneficially        by this             by this
       Selling Stockholder            Owned          Prospectus          Prospectus
       -------------------         ------------      -----------     -------------------
 Altman, Herbert G                    118,411           36,000             30,000

 Blue Henron, Ltd.                    150,000          100,000             50,000

 Casella, Vincent J.  (1)             543,850           36,000             30,000

 Paine Webber as Custodian for
 Stephanie Casella, IRA                36,750           18,000             15,000

 Paine Webber as Custodian for
 Suzanne Casella, IRA                  36,750           18,000             15,000

 Chessed Congregations of
 America                               66,000           36,000             30,000

 Cook, James C. & Stacy W.            157,000           72,000             60,000

 Thomas P. Deeb, Trust                264,000          144,000            120,000

 Demetree, Christopher
 (1),(2),(3)                          965,575          108,000             90,000

 Demetree, Jr., J. C.                 253,197          108,000             90,000

 Demetree, Sr., Jack Charles          235,500          108,000             90,000
                                                       784,000            620,000





                                      13.

 Demetree, Mark Charles                     108,000             90,000

 Diede, Marvin W. & Dormilee                 18,000             15,000

 Domino, Carl                                36,000             30,000

 Dynamic Value Partners, LTD                 36,000             30,000

 FINOVA Capital Corporation                                    300,000

 G.P.S. Fund Limited                         72,000             60,000

 Helinger, Ron                               36,000             30,000

 Hilltop Offshore Limited                    36,000             30,000

 Hilltop Partners, L.P.                     180,000            150,000

 Korkowski, Robert J.                        36,000             30,000

 Kouri, Dr. Paul                            180,000

 Murray, Thomas & Judith King                 7,999              6 666

 Christopher J. Payne Trust, Neil
 Meyer, Trustee                               9,000              7,500

 Melissa Payne Trust, Neil Meyer,
 Trustee                                      9,000              7,500

 Payne, Sherman J. & Geraldine
 JTWROS                                       9,000              7,500

 Robert W. Baird as Trustee FBO
 Susan L. Paine IRA                           9,000              7,500

 Rowley Development Corporation              28,000             23,333

 United Congregations Messorah               72,000             60,000

 Univest Management E.P.S.P.                 36,000             30,000

 Van Brocklin, Finley G., Jr. &
 Semmes R. JTWROS                            36,000             30,000

 Wolf, Stephen                               72,000             60,000

 Zych, Gregory A. & Jacqueline L.            12,500              6,250


(1)      Directors of the Company

(2)      National Accounts Manager and Corporate Secretary

(3) Includes options and vested and unvested shares issued in conjunction with an employment agreement

                              PLAN OF DISTRIBUTION

          The purpose of this prospectus is to permit (a) the Company to offer and sell shares of Common Stock reserved for issuance upon exercise from time to time of the Options and Warrants, (b) the holders of the Warrants and Options to offer and sell any Warrant Shares or Option Shares, they obtain upon exercise, at such times and at such places as the holders choose, and (c) Selling Stockholders, if they desire, to offer and sell the Selling Stockholder Shares at such times and at such places as the Selling Stockholders choose.

          The decision to exercise Options or Warrants is within the sole discretion of the holders thereof. There can be no assurances that any of such Options and Warrants will be exercised.

          The decision to offer and sell Selling Stockholder Shares, Warrant Shares or Option Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Selling Stockholders, the holders of Warrant Shares or the holders of Option Shares as the case may be. Any Selling Stockholder Shares, Warrant Shares or Option Shares offered for sale by the Selling Stockholders, holders of Warrant Shares or holders of Option Shares, respectively, on the AMEX-ECM, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, or in negotiated transactions at negotiated prices, or otherwise. The Selling Stockholder Shares, Warrant Shares or Option Shares offered hereby may be sold by one or more of the following: (a) through block trades in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as an agent, but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) ordinary brokerage transactions; or (d) transactions in which the broker solicits purchasers. In addition, any Common Stock covered by this Prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be sold under Rule 144 rather than pursuant to this Prospectus.

         Brokers or dealers engaged to sell the Selling Stockholder Shares, Warrant Shares or Option Shares will receive compensation from the Selling Stockholders, holders of Warrant Shares or holders of Option Shares, the form of commissions or discounts in amounts to be negotiated immediately prior to the sale. Any gain realized by such brokers or dealers on the sale of Common Stock which they purchase as a principal may be deemed to be compensation to the broker dealers in addition to any commissions they will receive from the Selling Stockholders, holders of Warrant Shares or holders of Option Shares. Brokers or dealers engaged by the Selling Stockholders, holders of Warrant Shares or holders of Option Shares may arrange for other brokers or dealers to participate. Such brokers or dealers and any other participating broker dealers may be deemed to be "underwriters" within the meaning of the Securities Act and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder.

         The Company will not receive any proceeds from any sales of the Selling Stockholder Shares, Warrant Shares of Option Shares but will receive the proceeds from the exercise of Warrants and Options, which proceeds, if any, will be used for working capital. The Company will pay all expenses, other than commissions or discounts due to brokers and dealers, incurred in connection with this offering.





                                      15.

          In connection with the registration by the Company, the Company shall use its best efforts to prepare and file with the Commission such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of such shares of Common Stock covered by the registration statement for the period required to effect the distribution of such shares of Common Stock.

          Unless granted exemption by the Commission from Rule 10b-6 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or unless otherwise permitted under Rule 10b-6A, the Selling Stockholders will not engage in any stabilization activity in connection with the Company's securities, will furnish each broker and dealer engaged by the Selling Stockholders and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer, and will not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act. Selling Stockholders who may be "affiliated purchasers" of the Company as defined in Rule 10b-6 have been advised that pursuant to Exchange Act Release 34-23611 (September 11, 1986), they must coordinate their sales under the Prospectus with each other and the Company for purposes of Rule 10b-6.


                                 LEGAL OPINION

          The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson.



                                    EXPERTS

          The audited consolidated financial statements as of and for the years ended December 31, 1995 and 1994 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.





                                      16.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement. None of such expenses will be paid by the Selling Stockholders.

                                                                       Total
                                                                       -----
 Registration Fee Under Securities Act of 1933 . . . . . . . . . . .        $1,190
 Photocopying and Postage  . . . . . . . . . . . . . . . . . . . . .         1,000
 Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . .         2,000
 Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . .         5,000
 Blue Sky Fees and EDGAR Expenses (including related legal fees) . .         2,500
 Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . .           810
                                                                               ---
          Total  . . . . . . . . . . . . . . . . . . . . . . . . . .       $12,500
                                                                           =======

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Delaware General Corporation Law Section 145 provides that the Registrant may indemnify any officer or director who was made a party to a suit because of his position, including derivative suits, if he was acting in good faith and in a manner he reasonably believed was in the best interest of the Registrant, except, in certain circumstances, for negligence or misconduct in the performance of his duty to the Registrant. If the director or officer is successful in his suit, he is entitled to indemnification for expenses, including attorney's fees. The Company's Certificate of Incorporation eliminates director liability to stockholders or the Company for monetary damages arising out of certain breaches by the directors of their fiduciary duty of care. The duty of care refers to the fiduciary duty of directors to be sufficiently diligent and careful in considering a transaction or taking or refusing to take some corporate action. Finally, Registrant's by- laws provide for indemnification of Registrant's officers and directors, except in case of gross negligence or willful misconduct, if they are a party to an action because they were an officer or director.

ITEM 16.   EXHIBITS

          3(a)   Certificate of Incorporation, as amended(1)
          3(b)   By-Laws, as amended(2)
          4(f)   See Exhibit 3(a) and (b)
          5(a)   Opinion of Fried, Frank, Harris, Shriver & Jacobson (3)
         24(a)   Consent of Fried, Frank, Harris, Shriver & Jacobson (contained in Exhibit 5(a))
         24(b)   Consent of Arthur Andersen LLP (included as page II-6)(3)

_________________

(1) Previously filed as exhibits to a Form 10-KSB/A-1 of Registrant for the December 31, 1994 fiscal year.

(2) Previously filed as exhibits to a Form 8-K of Registrant for September 24, 1991.

(3)      Filed herewith.

ITEM 17.  UNDERTAKINGS

         (a) The registrant as a small business issuer registering securities under Rule 415 of the Securities Act will:

                 (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

                 (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                 (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Las Vegas, Nevada on the 30th day of September 1996.


                                       CROWN LABORATORIES, INC.


                                       By:
                                          --------------------------------------
                                          CRAIG E. NASH, Chief Executive Officer



                               POWER OF ATTORNEY

        Each person whose individual signature appears below hereby constitutes and appoints Craig E. Nash or Scott O. Nash as his true and lawful attorney(s)-in-fact, each with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

        In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

 SIGNATURE                           TITLE                                              DATE
 ---------                           -----                                              ----
 ---------------------------------   Chief Executive Officer and Chairman of the        September 30, 1996
 CRAIG E. NASH                       Board of Directors


 ---------------------------------   President and Vice Chairman of the Board of        September 30, 1996
 SCOTT O. NASH                       Directors


 ---------------------------------   Vice President, Finance                            September 30, 1996
 SCOTT E. HILLEY


 ---------------------------------   Director                                           September 30, 1996
  CHRISTOPHER DEMETREE


 ---------------------------------   Director                                           September 30, 1996
 VINCENT J. CASELLA


 ---------------------------------   Director                                           September 30, 1996
 LEE ALLEN HOOKER


 ---------------------------------   Director                                           September 30, 1996
 ARTHUR M. BERKOWITZ

 ---------------------------------   Director                                           September 30, 1996
 LINDA CARRICK, Ph. D.

                               CONSENT OF COUNSEL


        The consent of Fried, Frank, Harris, Shriver & Jacobson is contained in their opinion, Exhibit 5(a).

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


        As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated April 15, 1996 (except for matters discussed in Note 11 as to which the date of our report is August 16, 1996) included in Crown Laboratories, Inc.'s Form 10-KSB/A1 for the year ended December 31, 1995 and to all references to our Firm included in this registration statement.




                                                     /s/  ARTHUR ANDERSEN LLP
                                                     --------------------------
New York, New York                                        ARTHUR ANDERSEN LLP
September 30, 1996

Exhibit                                                                                           Page No.
-------                                                                                           --------
5.1     Opinion of Fried, Frank, Harris, Shriver & Jacobson                                         To Be Filed
                                                                                                  as an Amendment